Exhibit (a)(5)(A)

BGC PARTNERS COMMENCES CASH TENDER OFFER TO ACQUIRE GFI GROUP FOR $5.25 PER SHARE

BGC’s Offer Provides Superior Value and Immediate Liquidity to GFI Group Shareholders

NEW YORK, NY – October 22, 2014 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “BGC,” or “the Company”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced it has commenced a fully-financed tender offer to acquire all of the outstanding common shares of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) it does not currently own for $5.25 per share in cash. BGC currently owns 13.5% of GFI’s outstanding shares.

The offer and withdrawal rights will expire at 12:00 midnight Eastern Time at the end of the day on November 19, 2014, unless extended. The full terms and conditions of the tender offer are set forth in the offering documents that BGC will file today with the Securities and Exchange Commission (“SEC”). BGC notified the GFI Group Board of Directors by letter yesterday regarding the launch of its tender offer. The text of the letter is set forth below.

BGC’S offer of $5.25 per share in cash represents a premium of more than 15% to the $4.55 per share all-stock transaction announced by CME Group Inc. (“CME”) and GFI Group on July 30, 2014 and a premium of more than 68% to the price of GFI Group shares on July 29, 2014, the last day prior to the announcement of the CME transaction. In addition, BGC believes the CME transaction would deprive GFI shareholders of the value of their investment because it provides for GFI management to purchase GFI’s brokerage business from CME at a discount.

Howard Lutnick, Chairman and Chief Executive Officer of BGC, commented, “We are pleased to commence our fully-financed, all-cash tender providing GFI shareholders with immediate access to our superior offer. Despite our best efforts to engage with GFI regarding a negotiated transaction, we have been met with only unreasonable demands and delay tactics in connection with our attempts to execute even a confidentiality agreement covering information on the Trayport and FENICS businesses with GFI and its management. It is time to allow GFI shareholders to choose for themselves.”

Mr. Lutnick continued, “We remain confident that a combination of GFI and BGC will deliver significant benefits to GFI’s customers and brokers as part of a larger, better capitalized and more diversified company. We expect the combination will also produce increased productivity per broker, meaningful synergies, substantial earnings accretion and stronger cash flow, enabling us to drive shareholder value and deliver superior service for our customers.”

BGC has secured committed financing from Morgan Stanley Senior Funding, Inc. and the offer has no financing condition. In addition, BGC has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act. The offer is conditioned upon the tender of a sufficient number of shares of GFI common stock such that, when added to the GFI common stock held by BGC, BGC would hold at least a majority of the outstanding shares of GFI common stock on a fully diluted basis and the satisfaction of other conditions, which are described in the tender offer document that will be filed today with the SEC.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co., its legal advisor is Wachtell, Lipton, Rosen & Katz, and its information agent is Innisfree M&A Incorporated.

Below is the text of the letter sent by Shaun D. Lynn, President of BGC, to the Board of Directors of GFI Group:

October 21, 2014

Mr. Michael Gooch

Ms. Marisa Cassoni

Mr. Frank Fanzilli, Jr.

Mr. Colin Heffron

Mr. Richard Magee

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

To the Board of Directors of GFI Group Inc. (“GFI”):

Following our letter of September 8, 2014 in which we stated our intent to commence a $5.25 per share all-cash tender offer to acquire all the outstanding shares of GFI common stock that we do not already own, BGC Partners, Inc. (“BGC”) has made good-faith attempts to privately negotiate a confidentiality agreement with you in anticipation of negotiating an agreement to acquire GFI. We were only seeking information regarding the Trayport and FENICS businesses, and not the brokerage businesses, and had offered to execute a non-solicitation and non-hire provision regarding these Trayport and FENICS employees. Regrettably, we have been met with unreasonable demands and delay tactics in our efforts to establish even this agreement with GFI. This has precluded us from gaining the information we were seeking and prevented any serious discussions of a potential negotiated transaction. Accordingly, BGC plans to make its offer directly to GFI shareholders via a tender offer to commence tomorrow.

We believe the existing agreement involving CME Group (“CME”), GFI and affiliates of GFI management, which would enable GFI management to purchase the brokerage business from CME at a discount, reflects deep conflicts of interest and would deprive GFI shareholders of the value of their investment. Furthermore, BGC’s $5.25 per share all-cash offer delivers far greater value than your agreement with CME for $4.55 per share in CME stock and represents a premium of (i) more than 68% to the price of GFI’s common stock on July 29, 2014, the day before announcement of the transaction with CME, and (ii) more than 15% to the price offered by CME. Our all-cash offer will provide GFI shareholders with immediate, certain and compelling value, without material contingencies or significant execution risk. It will not be subject to a financing condition.

As an owner of 13.5% of GFI’s common stock, we continue to believe that GFI’s customers and brokers would benefit from GFI being part of a larger, better capitalized and more diversified company. We are confident that a combination of GFI and BGC will produce increased productivity per broker and meaningful synergies.

Our offer is clearly superior to the transaction involving CME and GFI’s management. We had hoped that GFI’s press release dated September 15 announcing the determination of the GFI Special Committee and Board that our offer “could reasonably be expected to lead to a ‘Superior Proposal’” represented a serious willingness to engage in discussions with us to reach a negotiated transaction free of any conflicts of interest. Given that expectation, we are disappointed that our various proposals regarding the terms of the confidentiality agreement covering the Trayport and FENICS information have been unacceptable to GFI and the management team, who have thwarted any merger negotiations. In light of your rejection of the terms of our proposed confidentiality agreement covering the Trayport and FENICS information, we have reached an impasse. Accordingly, we are now commencing our all-cash tender offer, which permits GFI shareholders to make their own decisions regarding their ownership of GFI. The tender offer is not subject to any financing condition and is also not conditioned on the termination of GFI’s merger agreement with CME or the support agreement executed by certain affiliates of GFI management.

We remain open to seeking a negotiated transaction with GFI and the CME and we are also open to conversations with GFI management regarding matters related to such agreement. However, in the interests of all shareholders, we will not delay commencing our tender offer any further.

We continue to believe that we will be able to complete our tender offer expeditiously and that the GFI shareholders will recognize the superiority of our offer over the CME Merger Agreement and we encourage them to tender their shares.

Sincerely,

Shaun D. Lynn

President

BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, the Company offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol “BGCP.” BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol “BGCA.” BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents) and as may be further amended. These documents contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in our public filings, including our most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine

Sard Verbinnen & Co

+1-212-687-8080

Hannah Sloane

+1 212-294-7938

Sarah Laufer

+1 212-915-1008

BGC Investor Contacts:

Jason McGruder

+1 212-829-4988

Jason Chryssicas

+1 212-915-1987